Exhibit 99.3

Finance and Investment Committee Charter

Purpose

The Finance and Investment Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to oversee the Board’s responsibilities relating to the financial affairs of the Company and to make recommendations to the Board in connection with the Company’s investment guidelines, investment asset allocations and financing activities.

Committee Membership

The Committee shall be comprised of three or more directors, the exact number to be determined from time to time by resolution of the Board.

Members of the Committee shall be appointed by, and may be replaced by, the Board.

Meetings

The Committee shall meet as often as it determines, but not less frequently than quarterly. Two members of the Committee shall constitute a quorum. When more than two members are present, the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the Committee, and when only two members are present, the unanimous vote of the two members shall constitute the act of the Committee. The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Committee Authority and Responsibilities

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

The Committee shall maintain minutes for all of its meetings and report any actions or meetings to the Board at the next Board meeting.

The Committee, to the extent it deems necessary or appropriate, shall:

1.	Review and recommend to the Board overall investment policy and guidelines, including asset allocation ranges.

2.	Approve target asset allocations.

3.	Approve investment manager selection, investment performance benchmarks and target risk management exposures.

4.	Review investment performance and compliance with investment guidelines.

5.	Review and make recommendations to the Board on all significant credit, letter of credit and other financing facilities. The Committee shall have the authority to approve letter of credit facilities established to secure the Company’s or its subsidiaries’, as applicable, obligations under reinsurance and insurance contracts.

6.	Review and make recommendations to the Board on all capital-related issues.

7.	Review and recommend to the Board dividend policy and declarations.

8.	Review and recommend to the Board all corporate acquisitions, as well as disposals of business segments or subsidiaries, and joint ventures.

9.	Review and recommend to the Board strategic equity investments.

10.	Review and recommend to the Board all major new business initiatives, especially those requiring a significant capital allocation.

11.	Approve the establishment of bank accounts of the Company.

The Committee shall have such other powers and perform such other duties as the Board may from time to time delegate to it.

Miscellaneous

Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.